UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2012

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary
Dated: May 29, 2012

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated May 27, 2012, entitled “Revised Annual Cap of Continuing Connected Transaction”.

Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 00883)

REVISED ANNUAL CAP OF CONTINUING CONNECTED TRANSACTION

Reference is made to the announcements of the Company dated 14 October 2008 and 20 August 2010 regarding the financial services framework agreement dated 14 October 2008 between the Company and CNOOC Finance (renewed by the Renewal Agreement dated 20 August 2010 for a period of three years with effect from 1 January 2011). The Directors expect that the Existing Annual Cap for depository services under the Renewal Agreement for its remaining term of such Agreement will not fully satisfy the demands of business and therefore propose the Revised Annual Cap for the depository services under the Renewal Agreement of RMB19.0 billion from 28 May 2012 to 31 December 2013.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Annual Cap for the depositary services under the Renewal Agreement is less than 5%, it will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

Reference is made to the announcements of the Company dated 14 October 2008 and 20 August 2010 regarding the financial services framework agreement dated 14 October 2008 between the Company and CNOOC Finance (renewed by the Renewal Agreement dated 20 August 2010 for a period of three years with effect from 1 January 2011).

Historical figures and the Existing Annual Cap

The Existing Annual Cap for the depository services under the Renewal Agreement for each of the three years ending 31 December 2013 is RMB9.8 billion and a breakdown of its approximate historical transaction figures is as follows:

For the year ended 31 December 2011	For the four months ended 30 April 2012

Maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services)
RMB 9,799,992,298.50	RMB 9,799,993,379.68

Revised Annual Cap and the reasons for raising the Existing Annual Cap

While the Existing Annual Cap for the depository services under the Renewal Agreement has not been exceeded as at the date of this announcement, in view of the increase in demand for settlement of transactions with members of CNOOC Group and third parties (including those receivables arising from the sales of petroleum and natural gas of the Group to CNOOC Group and third parties, and payables by the Group to members of CNOOC Group and third parties for the provision of different types of services), the Directors expect that the Existing Annual Cap for the depository services under the Renewal Agreement for the remaining term of such Agreement will not fully satisfy the demands of business and therefore propose a Revised Annual Cap for the depository services under the Renewal Agreement of RMB19.0 billion from 28 May 2012 to 31 December 2013.

The Revised Annual Cap was calculated on the basis of several factors including (i) the requirements for settlement of transactions with members of CNOOC Group or any third party (including those receivables arising from the sales of petroleum and natural gas of the Group to members of CNOOC Group and any third party and payables by the Group to members of CNOOC Group or any third party for the provision of different types of services); (ii) the expected amount of interest income from CNOOC Finance compared with interest income that could otherwise be realized by placing deposits with independent commercial banks; and (iii) the control of financial risks in selecting financial services providers; and (iv) the strategies of the treasury management of the Company taking into account business development plans and the financial needs of the Group.

All terms and conditions of the Renewal Agreement shall remain unchanged and effective. In light of the aforesaid, the Board (including the independent non-executive Directors) considers that the Revised Annual Cap is fair and reasonable and in the interests of the Company and its shareholders as a whole.

Information relating to CNOOC Finance

CNOOC Finance is a non-bank finance subsidiary of CNOOC established in June 2002 with the approval of the People’s Bank of China. It is subject to the supervision of the

China Banking Regulatory Commission. According to its business licence, it is authorized to provide to the Group all services set out in the Renewal Agreement and provide similar services to other members of the CNOOC Group (but not other parties).

As of the date of this announcement, the registered capital of CNOOC Finance is RMB1,415,000,000. CNOOC Finance is managed by its board of directors. CNOOC China Limited, a wholly-owned subsidiary of the Company, holds a 31.80% interest in CNOOC Finance, and has the right to nominate directors to the board of directors of CNOOC Finance, subject to approval by the shareholders of CNOOC Finance at its shareholders’ meeting. Currently, three of the nine directors of CNOOC Finance are nominated by CNOOC China Limited. CNOOC Finance is rated AA-/Stable by The Standard & Poor’s and Aa3/Stable by Moody’s. To the best knowledge of the Directors, such credit ratings are currently among the highest ratings assigned by these rating agencies to PRC commercial financial institutions, including commercial banks.

Implications under the Listing Rules

As CNOOC Finance is a subsidiary of CNOOC, it is an associate of CNOOC and therefore a connected person of the Company pursuant to Rule 14A.11 of the Listing Rules. Accordingly, the services provided under the Renewal Agreement constitute continuing connected transactions of the Company under the Listing Rules.

As the applicable percentage ratios (as defined in the Listing Rules) in respect of the Revised Annual Cap for the depositary services under the Renewal Agreement is less than 5%, it will be subject to the reporting, annual review and announcement requirements under Rules 14A.37 to 14A.40, 14A.45 and 14A.47 of the Listing Rules, but exempted from the Independent Shareholders’ approval requirement.

None of the Directors has any material interest in the transactions contemplated under the Renewal Agreement and hence no Director was required to abstain from voting on the board resolution approving the Revised Annual Cap for the depositary services under the Renewal Agreement.

General

The principal business activity of the Company is investment holding. The Group principally engages in the exploration, development, production and sales of crude oil and natural gas.

The principal business activity of CNOOC Finance is the provision of financial services to members of CNOOC Group and the Group.

Definitions

“associate”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors of the Company

“CNOOC”
China National Offshore Oil Corporation (中國海洋石油總公司 ), the controlling shareholder of the Company indirectly holding approximately 64.45% of the shares of the Company in issue as at the date of this announcement

“CNOOC Finance”	CNOOC Finance Corporation Limited (中海石油財務有限責任公司), a limited liability company incorporated in the PRC and a subsidiary of CNOOC

“CNOOC Group”	CNOOC and its subsidiaries (excluding the Group)

“Company”
CNOOC Limited, a company incorporated in Hong Kong with limited liability, the shares of which are listed on the Stock Exchange and whose American Depositary Shares are listed on the New York Stock Exchange

“Director(s)”	director(s) of the Company as at the date of this announcement

“Existing Annual Cap”
the maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) for each of the three years ending 31 December 2013 as disclosed in the announcement of the Company dated 20 August 2010

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Independent Shareholders”	shareholders of the Company other than CNOOC and its associates

“Listing Rules”	the Rules Governing the Listing of Securities on the Stock Exchange (as amended from time to time)

“PRC”	the People’s Republic of China, excluding for the purpose of this announcement, Hong Kong, Macau and Taiwan

“Renewal Agreement”	the agreement dated 20 August 2010 between the Company and CNOOC Finance in relation to the renewal of the financial services framework agreement dated 14 October 2008 for a period of three years with effect from 1 January 2011

“Revised Annual Cap”
the new maximum daily outstanding balance (including accrued interest) placed by the Group with CNOOC Finance (excluding funds placed for the purpose of extending entrustment loans pursuant to the entrustment loan services) for the period from 28 May 2012  to 31 December 2013

“RMB”	Renminbi, the lawful currency of the PRC

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it under the Listing Rules

By Order of the Board
CNOOC Limited
Zhong Hua
Joint Company Secretary

Hong Kong, 27 May 2012

As at the date of this announcement, the Board comprises the following:

Executive Directors	Independent Non-executive Directors
Li Fanrong	Chiu Sung Hong
Wu Guangqi	Lawrence J. Lau
Tse Hau Yin, Aloysius
Wang Tao
Non-executive Directors
Wang Yilin (Chairman)
Yang Hua (Vice Chairman)
Zhou Shouwei
Wu Zhenfang